UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response 11

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Earl Scheib, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

806398103

(CUSIP Number)

Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis, Friese & Ginsburg LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 536,600
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 536,600

11. Aggregate Amount Beneficially Owned by Each Reporting Person 536,600

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 12.3%

14. Type of Reporting Person (See Instructions)

OO

IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 536,600
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 536,600

11. Aggregate Amount Beneficially Owned by Each Reporting Person 536,600

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 12.3%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A. Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) XXX

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 469,400
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 469,400

11. Aggregate Amount Beneficially Owned by Each Reporting Person 469,400

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 10.7%

14. Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Earl Scheib, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 15206 Ventura Blvd, Suite 200, Sherman Oaks, CA 91403.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC, a California limited liability company ("LCM"),
Diamond A. Partners, L.P., a California limited partnership ("DAP"),
and
Andrew E. Shapiro ("Shapiro")
(collectively, the "Filers").

LCM and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein. DAP is filing jointly with the other filers, but not as a member of a group, and expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of DAP should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner of any of the Stock covered by this Statement.

(b) The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is an investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
LCM(1)	Funds under Management	$1,665,527.15
DAP	WC	$1,450,191.80

(1) Includes funds of DAP

Item 4. Purpose of Transaction

From August 12, 2002, until September 10, 2004, the Filers' ("Lawndale") President and Managing Member, Andrew Shapiro, was a Board Observer of Scheib pursuant to an agreement (attached as Exhibit B to Form 13D filing made August 21, 2002) with Scheib. A letter dated September 16, 2002, to Scheib's General Counsel (attached as Exhibit B to this filing) confirmed the September 10, 2004, termination of the Board Observer agreement. Notwithstanding, Mr. Shapiro's decision to decline the invitation by Scheib's board to personally become a Scheib director, Lawndale maintains its current and future rights to pursue election of director nominees to Scheib's Board or to take any other measures or acts as a shareholder.

Lawndale has been and may continue to be in contact with Scheib's management, members of Scheib's Board of Directors, other significant shareholders, potential alliance partners and others regarding alternatives to maximize Scheib's shareholder value.

Lawndale acquired the Stock solely for investment purposes because it believes that the value of the Stock in the public market does not adequately reflect the value of Scheib's underlying business and real estate assets and the potential value from its newer fleet and truck center and commercial/OEM coatings initiatives. To the extent not inconsistent with the foregoing, Lawndale incorporates by reference the material in Item 4 of its previously filed Schedule 13D and the amendments thereto.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers have not effected any transactions in the Stock since filing Amendment No. 5 to Schedule 13D.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of DAP and other clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B - Letter to Scheib's General Counsel dated September 16, 2004.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2004

LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Manager	Andrew E. Shapiro
DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner By: Andrew E. Shapiro, Manager

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Earl Scheib, Inc.. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: February 15, 2000

LAWNDALE CAPITAL MANAGEMENT, LLC Andrew E. Shapiro, Manager	ANDREW E. SHAPIRO Andrew E. Shapiro

DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner Andrew E. Shapiro, Manager

Exhibit B

Andrew E. Shapiro

President

September 16, 2004

Mr. David Sunkin

General Counsel

Earl Scheib, Inc.

15206 Ventura Boulevard, Suite 200

Sherman Oaks, CA 91403

Dear David:

As you know, I have been a Board Observer at Earl Scheib (the "Company" or "Scheib") on behalf of Scheib's second largest shareowner, Lawndale Capital Management, LLC ("Lawndale"), for over two years pursuant to an August 12, 2002 agreement. This relationship enabled me to share our views and insight directly with Scheib's board in a cooperative and value-added dialogue.

During this two-year time period, Scheib's board has improved with the appointment of an independent Chairman, the addition of new directors (including some satisfying the "financial expert" requirement), and the holding of executive session. I feel the hiring of investment bankers in May of 2003 to advise the board on strategic alternatives and the board's attention and diligence to their findings shows the increased focus this new board has toward maximizing shareholder value. In addition, during this time period, I feel the Company has made substantial progress in improving the operating results of its business. I am also pleased with the favorable settlement of the substantial contingent tax liability. I agree with the board's decision to terminate the letter of intent to sell the company to Elden and am further encouraged by the board's stated commitment to remain focussed on actions to maximize shareholder value.

I appreciate the board's recent invitation to formally join Scheib's board as a director. However, this letter confirms my decision to not accept the invitation to become a Scheib director at this time and also confirms the termination of the Observer agreement effective September 10, 2004. In addition to Scheib's progress cited above, I feel that my current and prospective board and time commitments at other Lawndale portfolio investments make it presently too difficult to contribute the higher level of required time and focus that I expect of a Scheib director versus that of an "Observer". As I relayed at the recent board meeting, I may reconsider your offer to join the Scheib board when Lawndale's efforts to improve Sparton Corporation's corporate governance are completed. In the meantime, I look forward to a continuing dialogue as a large and active shareowner of Scheib.

Sincerely,

Andrew Shapiro

President

Lawndale Capital Management, LLC

591 Redwood Highway #2345

Mill Valley, CA 94941

phone- 415-389-8258

fax- 415-389-0180

e-mail- lawndale@compuserve.com